February 18, 2025

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
Room M 21F, Tong Nam Ah Commercial Centre
180 Alameda Dr, Carlos D'Assumpcao, Macau

       Re: Scientific Energy, Inc.
           Amendment No 2 to Form 10-K for the fiscal year ended December 31,
2023
           Filed September 30, 2024
           File No. 000-50559
Dear Stanley Chan:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year ended December 31, 2023
General

1. We note your response to prior comment 1. We reissue in part. Please note that each amended item of the Form 10-K must set forth the complete text of each item. Please revise your Item 1 disclosure to comply with the requirements of Rule 12b-15 of the
       Exchange Act. Please ensure that disclosure regarding your business operations addresses each service provided or intended to be provided by each subsidiary.
2.     Provide prominent disclosure in your company overview about the legal
and
       operational risks associated with being based in or having the majority of the
       company   s operations in China, including Hong Kong and Macau. Your disclosure
       should make clear whether these risks could result in a material change in your operations and/or the value your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure
       should address how recent statements and regulatory actions by China   s
government,
       such as those related to data security or anti   monopoly concerns, have
or may
 February 18, 2025
Page 2

       impact the company   s ability to conduct its business, accept foreign
       investments, or list on a U.S. or other foreign exchange. describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal
       system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you
       are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer
       or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction